UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40218

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Royal Alliance Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Exchange Place, Suite 1410
(No. and Street)

Jersey City	NJ	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Schmidt (602) 262-3301
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

2901 N. Central Ave Suite 1200	Phoenix	AZ	85012
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David Schmidt _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Royal Alliance Associates, Inc. _____, as
of December 31 _____, 20 18 _____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

Treasurer and Financial Operations Principal
Title

_____
Notary Public

SIMONE PAZ
Notary Public - Arizona
Maricopa County
Commission # 549095
My Comm. Expires Sep 1, 2022

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ROYAL ALLIANCE ASSOCIATES, INC.
(SEC I.D. No. 8-40218)

STATEMENT OF FINANCIAL CONDITION AND RELATED NOTES
AS OF DECEMBER 31, 2018
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Royal Alliance Associates, Inc.

(An indirect wholly-owned subsidiary of
Advisor Group Holdings, Inc.)
Statement of Financial Condition
December 31, 2018

Royal Alliance Associates, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Index
December 31, 2018



Deloitte & Touche LLP
2901 North Central Avenue
Suite 1200
Phoenix, AZ 85012-2799
USA

Tel: +1 602 234 5100
Fax: +1 602 234 5186
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Audit Committee of Royal Alliance Associates, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Royal Alliance Associates, Inc. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2019

We have served as the Company's auditor since 2017.

Royal Alliance Associates, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Statement of Financial Condition
December 31, 2018

(in thousands of dollars, except share amounts)

Assets

Cash and cash equivalents	$	38,916
Securities owned, at fair value		367
Receivables from broker-dealers		9,645
Accounts and notes receivable		61,688
Receivables from registered representatives		3,130
Receivables from affiliates		1,814
Advisor loans from registered representatives, net of		
accumulated amortization and allowance for doubtful accounts of $26,562		11,614
Fixed assets, net of accumulated depreciation of $53		1,235
Goodwill		64,884
Intangible assets, net of accumulated amortization of $1,444		88,792
Deferred tax asset		13,019
Other assets		1,033
Total assets	$	296,137

Liabilities and Stockholder's Equity

Commissions payable	$	49,781
Accounts payable and accrued expenses		6,100
Payables to affiliates		7,872
Payable to broker-dealers and clearing organizations		244
Income tax payable		131
Deferred income		492
Per Total liabilities		64,620

Commitments and contingencies (Note 11)

Stockholder's Equity

Common stock - $.10 par value; 1,500,000 shares authorized;		
100,000 shares issued and outstanding		10
Additional paid-in capital		227,601
Retained earnings		3,906
Total stockholder's equity		231,517
Total liabilities and stockholder's equity	$	296,137

The accompanying notes are an integral part of this financial statement.

Royal Alliance Associates, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to the Financial Statement
December 31, 2018

1.   Organization and Operations

Royal Alliance Associates, Inc. (the "Company") is a wholly-owned subsidiary of Advisor Group, Inc. ("Advisor Group"), and an indirect wholly-owned subsidiary of Advisor Group Holdings, Inc. ("AGHI"). The Company is a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisers Act of 1940. The Company's primary business is the sale of financial products through its independent registered representatives. The Company executes its customers' transactions on a fully-disclosed basis, through unaffiliated clearing broker-dealers, which carry the accounts and securities of the Company's customers.

On June 20, 2018, the Company and Advisor Group entered into an Agreement and Plan of Merger (the "Agreement") with John Hancock Financial Network, Inc., a Massachusetts corporation ("John Hancock"), to acquire Signator Investors, Inc., a Delaware corporation ("Signator"). Signator provides a wide range of brokerage, insurance, and investment advisory services. On November 2, 2018 (the "Closing Date"), the parties consummated the transactions contemplated by the Agreement. The Company and Advisor Group acquired all outstanding shares of Signator and net assets in exchange for cash consideration transferred by Advisor Group to John Hancock. Signator was merged into the Company and the Company continued as the surviving legal entity (the "Acquisition"). Factors that contributed to this Acquisition include identical clearing firms utilized by the Company and Signator, similar office of supervisory jurisdiction structures, and cultural fit, with Signator's overall strategic fit with the Company resulting in synergies and economies of scale. The transaction was determined to constitute the acquisition of a business and was therefore accounted for as a business combination.

2.   Summary of Business Combination and Purchase Accounting

On November 2, 2018, the Company and Advisor Group completed the acquisition of Signator, as described in Note 1 above. Closing consideration totaling approximately $143,916,000 was paid by Advisor Group directly to John Hancock. Push-down accounting was applied to recognize the acquired assets and liabilities at the Company. The consideration transferred and the assets and liabilities recognized are as follows:

Assets Acquired and Liabilities Assumed

The Company performed a valuation of acquired assets and liabilities associated with the Acquisition in accordance with Accounting Standards Codification (ASC) 805, *Business Combinations,* and ASC 820, *Fair Value Measurements and Disclosures.* Advisor loans from registered representatives, net of accumulated amortization, were valued based on the income approach, with forgivable loan payment amounts projected based on the expected conversion to repayable loans. For the remaining assets acquired and liabilities assumed, excluding goodwill and intangible assets, fair value amounts approximate book value. A summary of the purchase price allocation follows (in thousands):

3

Royal Alliance Associates, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to the Financial Statement
December 31, 2018

	Fair Value
Assets	
Cash and cash equivalents	$ 23,363
Receivables from broker-dealers	562
Accounts and notes receivable	12,992
Receivables from registered representatives	94
Advisor loans from registered representatives, net	1,133
Fixed assets, net of accumulated depreciation	1,289
Goodwill	64,884
Intangible assets	89,640
Other assets	9,777
Total assets	203,734
Liabilities	
Commissions payable	12,812
Accounts payable and accrued expenses	1,278
Deferred income	10,860
Total liabilities	24,950
Net assets acquired	$ 178,784

Goodwill

Based on the above valuation, goodwill of approximately $64,884 related to the Acquisition was recognized at the Closing date. Goodwill was determined by using the residual method, where the fair value of the acquired intangible assets is reduced by the fair value of finite-lived intangible assets, and consists largely of the synergies and economies of scale expected from combining the operations of the Company and Signator. Goodwill is calculated as follows (in thousands):

Closing Consideration	143,916	
Final Closing Consideration Adjustment	4,043	
Estimated Contingent Consideration	17,165	
Anniversary Payment	13,660	
Fair value of consideration		$ 178,784
Fair value of assets acquired	138,850	
Less value of liabilities assumed	(24,950)	
Fair value of net assets acquired		113,900
Goodwill		$ 64,884

Changes in Goodwill resulting from events after the acquisition date will not be considered measurement period adjustments that would impact Goodwill, and instead will be reflected in earnings by the Company.

Royal Alliance Associates, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to the Financial Statement
December 31, 2018

The transaction was a stock acquisition which resulted in Signator merging into the Company upon closing, with the Company remaining as the surviving entity; consequently, this is treated as an acquisition of assets for tax purposes and, accordingly, goodwill will be deductible for income tax purposes over 15 years.

Indemnification of Assets

There was no indemnification of assets recognized at the Closing date or as of the date of this report.

Per the Agreement, there is no obligation for either party to indemnify the other after the closing (a) unless and until the aggregate amount of all losses incurred calculated on a cumulative basis exceed $1,000,000, and then only to the extent of such excess, (b) for any claim where the losses are less than $25,000 (it being understood that such claims shall not be aggregated for purposes of immediately preceding clause (a)), and (c) for any amount, in the aggregate, in excess of $15,000,000; with the exception of issues that arise from tax adjustments, willful misconduct, or fraud. Each party has up to 12 months to make a claim following the Closing Date. No claims have been made as of the date of this report.

Post-Closing Consideration

As of December 31, 2018, post-closing consideration of $32,868,000 is due to John Hancock and is recorded as a liability on Advisor Group. The post-closing consideration is comprised of the items described below.

An adjustment to the final closing consideration was calculated and delivered by Advisor Group to John Hancock representing Advisor Group's good faith estimate of Signator's actual amount of cash and money market and other securities, in each case, delivered at closing, the Company's actual net capital delivered at Closing, the adjusted net capital, and the final net working capital. Based on management's delivered calculations and John Hancock's response, a payment was made subsequent to December 31, 2018 by Advisor Group for this adjustment totaling $4,393,000.

A contingent consideration payment will be calculated and paid by Advisor Group to John Hancock 6 months following the Closing Date by comparing the aggregate gross dealer concessions ("GDC") generated by or attributable to acquired registered representatives affiliated with the Company as of the end of the twelve-month period ending on the last day of the last complete calendar month that precedes the date of the Agreement. The maximum amount to be paid will not exceed $26,702,000, and cannot be negative. As of the Closing Date, this contingent consideration payment had a fair value of approximately $17,165,000, however, based on management's estimates of acquired registered representative retention and actual retention as of the date of this report, a liability was recognized by Advisor Group for contingent consideration having a fair value of approximately $15,164,000 with a corresponding change in contingent consideration recognized in earnings by Advisor Group. The liability was valued using an income-based approach of the earn-out's probability-weighted expected payout using three earn-out scenarios. The measurement of the earn-out, which relates to a twelve-month period, is based on unobservable inputs (Level 3) and reflects the Company's own assumptions.

An anniversary payment will be paid by Advisor Group to John Hancock 12 months following the Closing Date based on the highest amount of pre-paid commissions earned during the there-calendar month period ending on the last day of the last complete calendar quarter that precedes the Closing Date. A liability was recognized by Advisor Group for this payment totaling approximately $13,330,000.

Royal Alliance Associates, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to the Financial Statement
December 31, 2018

3. **Significant Accounting Policies**

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statement and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Correction of Immaterial Misstatement

Subsequent to the issuance of the prior year financial statement, management determined that forgivable loan amortization was recorded incorrectly for certain advisor loans. In some instances, the amortization terms did not match the forgiveness terms of the loan documents. Accordingly, the Company recorded a prior period adjustment to increase opening retained earnings by $113,000, increase Advisor loans, net, by $933,000, increase Receivables from affiliates by $76,000, increase Payables to affiliates by $855,000, and increase Deferred tax liability (for related income tax effects) by $41,000 as of January 1, 2018 to correct this misstatement. The Company evaluated this correction considering both quantitative and qualitative factors and concluded it was immaterial to the previously issued financial statement.

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued amended guidance on revenue recognition. In March, April and May 2016, the FASB issued implementation amendments to the May 2014 amended revenue recognition guidance. The amended guidance, including the implementation amendments (together, the "amended guidance"), affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards. The core principle of the amended guidance is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve the core principle, the entity applies a five-step process outlined in the amended guidance. The amended guidance also includes a cohesive set of disclosure requirements. The amended guidance also requires capitalization of incremental costs to obtain a contract with amortization recognized as services are transferred to the customer. In August 2015, the FASB issued guidance to defer the effective date of the revenue recognition guidance. The amended guidance is effective for annual periods beginning after December 15, 2017 and earlier application is permitted only as of annual reporting periods beginning after December 15, 2016. An entity can choose to apply the amended guidance using either the full retrospective approach or a modified retrospective approach.

The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach. This approach was applied to all contracts not completed as of January 1, 2018. In addition to the enhanced footnote disclosure, the most significant impact of the amended guidance was to the timing of recognizing recruiting fees and chargebacks. There were no other significant changes to the accounting for revenue.

Prior to the adoption of the amended guidance, the Company evaluated and expensed the incremental costs incurred related to recruiting independent registered representatives to affiliate with the Company. The amended guidance requires us to capitalize the related costs and amortize as services are transferred to the customer. The cumulative impact of the change was an increase to Retained earnings of $657,000, an increase to Income tax payable (for related income tax effects) of $237,000, and an increase in Receivables from affiliates of $894,000.

6

Royal Alliance Associates, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to the Financial Statement
December 31, 2018

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued new guidance on leases. The new guidance will replace the current lease guidance. The new guidance requires that entities recognize the assets and liabilities associated with leases on the balance sheet and to disclose key information about leasing arrangements. The new guidance is effective in fiscal years beginning after December 15, 2018. Therefore, the Company is required to adopt the guidance on January 1, 2019. Early adoption is permitted. The Company is evaluating the requirements of this new lease guidance and the potential impact on the Company's financial position and results of operations and as of December 31, 2018 cannot reasonably estimate the impact to the financial statement.

In August 2018, the FASB issued amended guidance on disclosure requirements for fair value measurement. The amendment removes or modifies certain required disclosures, and adds additional disclosures intended to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact a company's performance and cash flows. The new guidance is effective in fiscal years beginning after December 15, 2019. Therefore, the Company is required to adopt the guidance on January 1, 2020. Early adoption is permitted. The Company is evaluating the requirements of this new fair value guidance and the potential impact on the Company's disclosure requirements and as of December 31, 2018 cannot reasonably estimate the impact to the financial statement.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Concentration of Risk

At times, cash and cash equivalents may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing in or through reputable major financial institutions.

Advisor Loans

Repayable loans consist of interest bearing loans with maturities generally ranging from two to seven years. These loans are included in Advisor loans from registered representatives on the Statement of Financial Condition. An estimate of the amount where collection is doubtful is reserved. Repayable loans totaled approximately $1,444,000 net of $703,000 of allowance for doubtful accounts as of December 31, 2018.

The Company also makes loans or pays advances to registered representatives as part of its recruiting or retention processes. Each year, a portion of these loans will be forgiven (generally over a period of three to seven years) as and when the registered representative meets certain operating and gross dealer concession levels. If a registered representative separates from the Company, any remaining balance of the loan becomes immediately due and payable. Generally, these loans have historically become uncollectible after the registered representative has separated from the Company. Accordingly, it is reclassified as a repayable loan with a full allowance for doubtful account until all collection efforts are exhausted at which time any remaining balances will be written off. Recoveries, if any, are recognized when received. Forgivable loans totaled approximately $10,170,000 net of accumulated amortization expense of $25,859,000 as of December 31, 2018.

Effective October 1, 2017 all new forgivable loans are recorded at Advisor Group. As the loans are amortized, amortization expense is charged to the Company by Advisor Group. The loans are funded by Advisor Group, which is also the counterparty on the executed loan agreement. If a registered representative separates from the Company, a repayable loan would be set up at Advisor Group. Bad debt from

Royal Alliance Associates, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to the Financial Statement
December 31, 2018

uncollectible balances or subsequent recoveries will be charged to the Company by Advisor Group. For the year ended December 31, 2018, forgivable loans of $40,790,000 were recorded by Advisor Group related to registered representatives of the Company.

The following schedule reflects the Company's activity in providing for an allowance for uncollectible amounts for advisor loans:

(in thousands of dollars)

Beginning balance - January 1	$	825
Recoveries of amounts charged off		(389)
Provision for doubtful accounts		267
Ending balance - December 31	$	703

Goodwill and Intangible Assets

As described in the allocation of the purchase price to the assets acquired and the liabilities assumed in Note 2, the Statement of Financial Condition includes approximately $154,524,000 in purchase price allocated to goodwill and intangible assets as of the Closing Date, comprising of $580,000 of non-solicitation agreements and $89,060,000 of advisor relationships, and approximately $64,884,000 of goodwill. Goodwill is not amortized; however, the intangible assets that are deemed to have definite lives are amortized straight-line over their useful lives of 1.5 and 14 years, respectively, and as of December 31, 2018 total $88,000,000 and $515,000, net of accumulated amortization.

Also included in the Statement of Financial Condition are advisor relationships from a prior acquisition of approximately $277,000, net of accumulated amortization. This is being amortized straight-line over ten years per the economic benefits associated with this intangible asset.

Goodwill and intangible assets are tested annually for impairment on October 31 and between annual tests if certain events occur indicating that the carrying amounts may be impaired or that triggering events have been identified.

When testing goodwill for impairment, if a qualitative assessment is used and the Company determines that the fair value of a reporting unit is more likely than not (i.e., a likelihood of more than 50%) less than its carrying amount, a quantitative impairment test will be performed. If goodwill assets are quantitatively assessed for impairment, a two-step approach is applied. First, the Company compares the estimated fair value of the reporting unit in which the asset resides to its carrying value. The second step, if necessary, measures the amount of such impairment by comparing the implied fair value of the asset to its carrying value. No impairment of goodwill was recognized during the period from the Closing date to December 31, 2018.

When testing intangible assets for impairment, recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the estimated fair value of the asset or asset group. No impairment of definite-lived intangible assets was recognized during the year ended December 31, 2018.

Royal Alliance Associates, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to the Financial Statement
December 31, 2018

Income Taxes

In preparing the financial statement, the Company estimates income tax expense based on various jurisdictions where it conducts business. The Company then must assess the likelihood that the deferred tax assets will be realized. A valuation allowance is established to the extent that it is more-likely-than-not that such deferred tax assets will not be realized. Management makes significant judgments in determining the provision for income taxes, the deferred tax assets and liabilities, and any valuation allowances recorded against the deferred tax asset. Changes in the estimate of these taxes occur periodically due to changes in the tax rates, changes in the business operations, implementation of tax planning strategies, resolution with taxing authorities of issues where the Company had previously taken certain tax positions, and newly enacted statutory, judicial, and regulatory guidance. These changes could have a material effect on the Company's Statement of Financial Condition in the period or periods in which they occur.

The Company recognizes the tax effects of a position in the financial statement only if it is more-likely-than-not to be sustained based solely on its technical merits; otherwise no benefits of the position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. Moreover, each tax position meeting the recognition threshold is required to be measured as the largest amount that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

The Company is included in the consolidated federal income tax return of AGHI. In addition, in those states that have a unitary structure, AGHI also plans to file consolidated returns which include the Company. Federal income taxes and state income taxes under unitary structures are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from AGHI. The amount of current taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. The Company uses the liability method to account for federal and state taxes in accordance with authoritative guidance under US GAAP on income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax benefits and consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using currently enacted tax rates for the years in which the temporary difference is expected to reverse. The Company calculates its current and deferred state income taxes using the actual apportionment and statutory rates for states in which the Company is required to file on a separate basis.

Contingent Liabilities

The Company recognizes liabilities for contingencies where there is an exposure that, when fully analyzed, indicates that it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Whether a loss is probable, and if so, the estimated range of probable loss is based upon currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. When a range of possible loss can be estimated, we accrue the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, we accrue at the bottom of the range. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible.

The Company records liabilities related to legal and regulatory proceedings in Accounts payable and accrued expenses on our Statement of Financial Condition. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the customer's account; the basis and viability of the claim; the possibility of wrongdoing on the part of one of our independent representatives; previous results in similar cases; available insurance; applicable indemnifications; and legal precedents and case law. The actual costs of resolving legal matters or regulatory proceedings may be substantially higher or lower than the amounts of the liability recorded for such matters. The cost of defense related to legal and regulatory matters are expensed in the period they are incurred.

Royal Alliance Associates, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to the Financial Statement
December 31, 2018

4.   **Fair Value Measurements**

The Company's financial instruments as of December 31, 2018 consist of cash and cash equivalents; securities owned; and receivables from and payables to third parties and affiliates. The carrying amounts of cash and receivables from and payables to third parties and affiliates approximate fair value due to their short term nature.

In accordance with FASB Accounting Standards Codification ("ASC") 820, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs, other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3: Inputs that are unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires judgment. Management considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

The Company's fair value measurements are evaluated within the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date. As of December 31, 2018, the Company had the following financial assets and liabilities that are measured at fair value on a recurring basis:

Securities Owned
The Company's trading securities include certificates of deposit and traded debt securities.

The Company uses prices obtained from independent third-party pricing services to measure the fair value of its trading securities. Prices received from the pricing services are validated using various methods including comparison to prices received from additional pricing services, comparison to available quoted market prices, and review of other relevant market data including implied yields of major categories of securities. In general, these quoted prices are derived from active markets for identical assets or liabilities. When quoted prices in active markets for identical assets and liabilities are not available, the quoted prices are based on similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. For certificates of deposit and treasury securities, the Company utilizes market-based inputs, including observable market interest rates that correspond to the remaining maturities or the next interest reset dates. As of December 31, 2018, the Company did not adjust prices received from the independent third-party pricing services.

Royal Alliance Associates, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to the Financial Statement
December 31, 2018

The fair values of assets and liabilities carried at fair value on a recurring basis as of December 31, 2018 are summarized as follows:

(in thousands of dollars)	Level 1	Level 2	Level 3	Total
Assets				
Securities owned				
Municipal and other governmental bonds	$ -	$ 129	$ -	$ 129
Certificate of deposit	236	-	-	236
Corporate bonds	-	2	-	2
Total assets at fair value	$ 236	$ 131	$ -	$ 367

There have been no transfers of assets or liabilities between these fair value measurement classifications during the year ended December 31, 2018.

5.   Accounts and Notes Receivable

Accounts and notes receivable as of December 31, 2018 consist of the following:

(in thousands of dollars)	
Commission revenue receivable	$ 48,003
Clearing credit revenues	3,881
Sponsor revenue receivable	9,664
Other	140
	$ 61,688

6.   Goodwill and Intangible Assets

The gross carrying amount and accumulated amortization of intangible assets are as follows:

(in thousands of dollars)	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, Net
Goodwill	$ 64,884	$ -	$ 64,884
Advisor relationships	89,656	(1,379)	88,277
Non-solicit agreements	580	(65)	515
Total intangibles	$ 155,120	$ (1,444)	$ 153,676

Royal Alliance Associates, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to the Financial Statement
December 31, 2018

7. Related Party Transactions

In connection with the Acquisition, Advisor Group entered into an agreement with John Hancock to provide various services to Advisor Group and the Company on a transitional basis commencing on the Closing Date for a specified period of time to support the Acquisition of Signator into the Company. Under Schedule 1 of the Amendment No. 1 to the Agreement, dated November 2, 2018, (the "TSA"), the Company receives data migration, technology and certain personnel based services for a period of up to 9 months following the Closing Date.

Pursuant to an Expense Sharing Agreement dated January 1, 2017, among Advisor Group and its various affiliates, including the Company, Advisor Group provides administrative, marketing, investment management, accounting, occupancy, and data processing services to the Company and other affiliates. The allocation of costs for services is based generally on estimated levels of usage, transactions or time incurred in providing the respective services. This agreement is reviewed annually by Advisor Group and its affiliates, and the allocation of costs for services were updated effective January 1, 2018. The terms of the Expense Sharing Agreement may not necessarily be indicative of the terms that would have existed if the Company obtained similar services from other parties.

The payment, timing and amount of any dividends are subject to approval by the Board of Directors as well as net capital rules which provide that the broker-dealer's capital may not be withdrawn if resulting net capital would be less than minimum requirements. Additionally, certain withdrawals require the approval of the SEC and FINRA to the extent they exceed defined levels, even though such withdrawals would not cause net capital to be less than minimum requirements.

As of December 31, 2018 the Company had the following intercompany receivables and payables due to and from Advisor Group and its affiliates:

(In thousands of dollars)

	Due To	Due From
Woodbury Financial Services, Inc.	$ 2,717	$ -
FSC Securities Corporation	-	16
Sagepoint Financial Inc.	-	299
Advisor Group, Inc.	5,155	-
Advisor Group Holdings, Inc.	-	1,499
	$ 7,872	$ 1,814

Royal Alliance Associates, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to the Financial Statement
December 31, 2018

8.   **Income Taxes**

The following table presents the components of the net deferred tax assets (liabilities):

(In thousands of dollars)

Deferred Tax Asset:		
Accrued legal fees	$	1,125
Bad debts		104
Accrued sales taxes		132
Intangibles		14,341
Total Deferred Tax Asset		15,702
Deferred Tax Liability:		
State taxes		(776)
Advisor loans		(634)
Depreciation		(245)
Unearned income		(65)
Prepaids		(963)
Total Deferred Tax Liability		(2,683)
Net Deferred Tax Asset/(Liabilities)	$	13,019

The Company recognizes and measures its unrecognized tax benefits in accordance with authoritative guidance. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company accrues interest and penalties related to uncertain tax positions in its provision for income taxes within the Statement of Financial Condition. As of December 31, 2018, the Company had no liability for uncertain tax positions.

The Company files income tax returns in the federal jurisdiction, as well as most state jurisdictions, and is subject to routine examinations by the respective taxing authorities. The tax years of 2015 to 2018 remain open to examination in the federal jurisdiction. The tax years of 2014 to 2018 remain open to examination in the state jurisdictions.

The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

9.   **Net Capital Requirements and Exemptions**

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000

Royal Alliance Associates, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to the Financial Statement
December 31, 2018

or two percent of aggregate debit balances. As of December 31, 2018, the Company had net capital of approximately $15,221,000 which was approximately $14,971,000 in excess of the amount required.

The Company claims exemption from SEC Rule 15c3-3 under paragraph (k)(2)(i) and (k)(2)(ii) of the Rule.

10.   Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects any risk of loss to be remote.

Litigation and Regulatory Matters

The Company is involved in various claims and lawsuits arising in the normal conduct of its business. The Company also maintains Errors and Omissions insurance for certain claims and lawsuits. Amounts not covered by indemnification or insurance, including amounts less than the applicable deductible under insurance coverage will be paid directly by the Company. As of December 31, 2018, the Company accrued approximately $3,829,000 for uninsured and insured legal and regulatory matters. These liabilities are included in Accounts payable and accrued expenses in the Statement of Financial Condition.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some customers against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally agrees to indemnify them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event that additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

Clearing Broker-dealers

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses unaffiliated clearing broker-dealers to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealers to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event that customers fail to satisfy their

Royal Alliance Associates, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to the Financial Statement
December 31, 2018

obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company does not believe any potential losses will be material.

Leases

The parent entity, Advisor Group Inc., entered into lease agreements which support the subsidiaries owned by Advisor Group including the Company and the related costs are allocated to the subsidiaries based on each entity's relative portion of total commission revenue and investment advisory revenue.

11. Subsequent Events

Management of the Company has performed an evaluation of subsequent events through February 28, 2019, which is the date the financial statement was available to be issued.